SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.__)*
Waitr Holdings Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
930752100
(CUSIP Number)
Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue, New York, New York 10110
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 22, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,755,279(1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,755,279(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,755,279(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%

14.	TYPE OF REPORTING PERSON

PN

(1)	Includes 6,557,850 Shares (as defined below) and 1,197,429 Shares issuable upon conversion of the Convertible Notes (as defined below).

1.	NAMES OF REPORTING PERSONS

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,883,873(1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,883,873(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,883,873(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1.0%

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 1,593,000 Shares and 290,873 Shares issuable upon conversion of the Convertible Notes.

1.	NAMES OF REPORTING PERSONS

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,488,245(1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,488,245(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,488,245(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 4,640,850 Shares and 847,395 Shares issuable upon conversion of the Convertible Notes.

1.	NAMES OF REPORTING PERSONS

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,488,245 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,488,245 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,488,245 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 4,640,850 Shares and 847,395 Shares issuable upon conversion of the Convertible Notes.

1.	NAMES OF REPORTING PERSONS

Lugard Road Capital Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

16,802,662 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

16,802,662 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,802,662 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%

14.	TYPE OF REPORTING PERSON

PN
(1) Includes 14,208,300 Shares and 2,594,362 Shares issuable upon conversion of the Convertible Notes.

1.	NAMES OF REPORTING PERSONS

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,127,397 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

15,127,397 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,127,397 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 12,791,700 Shares and 2,335,697 Shares issuable upon conversion of the Convertible Notes.

1.	NAMES OF REPORTING PERSONS

Lugard Road Capital GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

16,802,662 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

16,802,662 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,802,662 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%

14.	TYPE OF REPORTING PERSON

OO

(1)	Includes 14,208,300 Shares and 2,594,362 Shares issuable upon conversion of the Convertible Notes.

1.	NAMES OF REPORTING PERSONS

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

31,930,059 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

31,930,059 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,930,059 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 27,000,000 Shares and 4,930,059 Shares issuable upon conversion of the Convertible Notes.

1.	NAMES OF REPORTING PERSONS

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

31,930,059 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

31,930,059 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,930,059 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 27,000,000 Shares and 4,930,059 Shares issuable upon conversion of the Convertible Notes.

1.	NAMES OF REPORTING PERSONS

Jonathan Green

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

16,802,662 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

16,802,662 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,802,662 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%

14.	TYPE OF REPORTING PERSON

IN
(1) Includes 14,208,300 Shares and 2,594,362 Shares issuable upon conversion of the Convertible Notes.

1.	NAMES OF REPORTING PERSONS

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

31,930,059 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

31,930,059 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,930,059 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 27,000,000 Shares and 4,930,059 Shares issuable upon conversion of the Convertible Notes.

Item 1.	Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share (the “Shares”), of Waitr Holdings Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 214 Jefferson Street, Suite 200, Lafayette, Louisiana.
Item 2.	Identity and Background.
(a) This statement is filed by Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”), Luxor Wavefront, LP, a Delaware limited partnership (the “Wavefront Fund”), Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Offshore Master Fund”), Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Feeder Fund”), Lugard Road Capital Master Fund, LP, a Cayman Islands limited partnership (the “Lugard Master Fund” and, collectively with the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Offshore Feeder Fund, the “Luxor Funds”), LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”), Lugard Road Capital GP, LLC, a Delaware limited liability company (“Lugard GP”), Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”), Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”), Jonathan Green and Christian Leone.
Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund.  By virtue of this relationship, the Offshore Feeder Fund may be deemed to beneficially own the Shares owned directly by the Offshore Master Fund.
LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund and the Offshore Master Fund. By virtue of these relationships, LCG Holdings may be deemed to beneficially own the Shares owned directly by the Onshore Fund, the Wavefront Fund and the Offshore Master Fund.
Lugard GP is the general partner of the Lugard Master Fund. By virtue of this relationship, Lugard GP may be deemed to beneficially own the Shares owned directly by the Lugard Master Fund.
Each of Messrs. Leone and Green is a managing member of Lugard GP and, accordingly, may be deemed to beneficially own the Shares owned directly by the Lugard Master Fund.
Luxor Capital Group acts as the investment manager of the Luxor Funds.  Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of each of LCG Holdings and Luxor Management.  By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to beneficially own the Shares owned directly by the Onshore Fund, the Wavefront Fund, the Lugard Master Fund and the Offshore Master Fund.
Set forth on Schedule A attached hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of the Offshore Feeder Fund.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
(b) The business address of each of the Onshore Fund, the Wavefront Fund, Luxor Capital Group, Luxor Management, Lugard GP, LCG Holdings, Mr. Green and Mr. Leone is 1114 Avenue of the Americas, 28th Floor, New York, NY 10036.  The business address of each of the Offshore Master Fund, the Offshore Feeder Fund and the Lugard Master Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c) The principal business of each of the Luxor Funds is that of a private investment fund engaged in the purchase and sale of securities for its own account.  The principal business of Luxor Capital Group is providing investment management services.  The principal business of Luxor Management is serving as the general partner of Luxor Capital Group.  The principal business of Lugard GP is serving as the general partner of the Lugard Master Fund.  The principal business of LCG Holdings is serving as the general partner of the Onshore Fund, the Wavefront Fund and the Offshore Master Fund.  Mr. Green’s principal occupation is serving as a managing member of Lugard GP and an employee of Luxor Capital Group.  Mr. Leone’s principal occupation is serving as the managing member of each of Luxor Management and LCG Holdings and as a managing member of Lugard GP.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the Offshore Master Fund, the Offshore Feeder Fund and the Lugard Master Fund is organized under the laws of the Cayman Islands.  Each of the Onshore Fund, the Wavefront Fund, Lugard GP, LCG Holdings, Luxor Capital Group and Luxor Management is organized under the laws of the State of Delaware.  Each of Messrs. Green and Leone is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
The Reporting Persons paid the following to acquire the Shares reported as beneficially owned by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Lugard Master Fund:
(i)	$12,733,849 in connection with the purchase of Shares;
(ii)	$1,235,445 in connection with the purchase of Debt Warrants (as defined below); and
(iii)
the Reporting Persons obtained the Convertible Notes in connection with the Luxor Funds entering into the Convertible Notes Agreement (as defined below).  The Reporting Persons paid a total of $42,004,123 for the Convertible Notes currently owned by them.

The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Lugard Master Fund and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.  See Item 4 below.
Item 4.	Purpose of Transaction.
The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon other factors, including overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the securities of the Issuer without affecting their beneficial ownership of the Shares.
Pursuant to a Credit and Guaranty Agreement dated as of November 15, 2018 to which certain Reporting Persons and the Issuer are parties (the “Debt Facility”), certain Reporting Persons provided a senior secured first priority term loan facility to an affiliate of the Issuer in the aggregate principal amount of $25,000,000 (currently $15,006,990) and were issued debt warrants exercisable for 384,615 Shares subject to the Conversion Cap (the “Debt Warrants”).  The related agreements are incorporated herein by reference to the Form 8-K (File No. 001-37788) filed by the Issuer on November 21, 2018 (the “November 2018 8-K”).
Pursuant to a Convertible Notes Credit Agreement dated as of November 15, 2018 to which certain Reporting Persons and the Issuer are parties (the “Convertible Notes Agreement”), (i) certain Reporting Persons were issued unsecured convertible promissory notes in the aggregate principal amount of $60,000,000 (the “Convertible Notes”), and (ii) Jonathan Green was granted the right to serve on all committees of the board of directors of the Issuer (unless the board of directors determines in good faith that Jonathan Green does not satisfy the independence and other requirements for service thereon pursuant to Nasdaq rules).  Mr. Green does not have any present plans or proposals outside the scope of his normal fiduciary duties as a director of the Issuer.  The related agreements are incorporated herein by reference to the November 2018 8-K.
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions regarding or make precatory, conditional or binding proposals with respect to, or with respect to potential changes in, the Issuer’s: operations, management, certificate of incorporation and bylaws, composition of the Board of Directors or its committees, ownership, capital or corporate structure, dividend policy, potential acquisitions or sales, businesses or assets, including the sales thereof by stock sale, merger, asset sale or tender offer or other means, strategy and/or plans of the Issuer as a means of enhancing stockholder value. The Reporting Persons may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and may from time to time in the future express their views to and/or meet with management, the Board of Directors, other stockholders or third parties, including, potential acquirers, service providers and financing sources, and/or may formulate plans or proposals regarding the Issuer, its assets or its securities. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a) The Onshore Fund may be deemed to beneficially own 7,755,279 Shares, including 1,197,429 Shares issuable upon conversion of the Convertible Notes, constituting approximately 4.0% of outstanding Shares.
The Offshore Master Fund may be deemed to beneficially own 5,488,245, including 847,395 Shares issuable upon conversion of the Convertible Notes, constituting approximately 2.9% of outstanding Shares.  The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the 5,488,245 Shares beneficially owned by the Offshore Master Fund, constituting approximately 2.9% of the outstanding Shares.
The Lugard Master Fund may be deemed to beneficially own 16,802,662 Shares, including 2,594,362 Shares issuable upon conversion of the Convertible Notes, constituting approximately 8.7% of outstanding Shares. Lugard GP, as the general partner of the Lugard Master Fund, may be deemed to beneficially own the 16,802,662 Shares beneficially owned in the aggregate by the Lugard Master Fund, constituting approximately 8.7% of the outstanding Shares. Mr. Green, as a managing member of the Lugard GP, may be deemed to beneficially own the 16,802,662 Shares owned by the Lugard GP, constituting approximately 8.7% of the outstanding Shares.
The Wavefront Fund may be deemed to beneficially own 1,883,873, including 290,873 Shares issuable upon conversion of the Convertible Notes, constituting less than 1.0% of the outstanding Shares.
LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund and the Offshore Master Fund, may be deemed to beneficially own the 15,127,397 Shares beneficially owned in the aggregate by the Onshore Fund, the Wavefront Fund and the Offshore Master Fund, constituting approximately 7.8% of the outstanding Shares.
In accordance with the Conversion Cap (described below), each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to beneficially own an aggregate of 31,930,059 Shares constituting approximately 16.3% of the outstanding Shares.  Subject to the Conversion Cap, such Reporting Persons currently hold the following securities of the Issuer:
(i)
Luxor Capital Group, as the investment manager of the Luxor Funds, may be deemed to beneficially own the 32,516,904 Shares owned in the aggregate by the Luxor Funds, including 4,930,059 Shares issuable upon conversion of the Convertible Notes and 586,845 Shares issuable upon exercise of the Debt Warrants.

(ii)
Luxor Management, as the general partner of Luxor Capital Group, may be deemed to beneficially own the 32,516,904 Shares beneficially owned by Luxor Capital Group, including 4,930,059 Shares issuable upon conversion of the Convertible Notes and 586,845 Shares issuable upon exercise of the Debt Warrants.

(iii)
Mr. Leone, as the managing member of Luxor Management, may be deemed to beneficially own the 32,516,904 Shares owned by Luxor Management, including 4,930,059 Shares issuable upon conversion of the Convertible Notes and 586,845 Shares issuable upon exercise of the Debt Warrants.

In accordance with Rule 13d-4 under the Act, each of Luxor Capital Group, Luxor Management and Mr. Leone disclaim beneficial ownership of 586,845 Shares underlying the Debt Warrants, since the amount of Shares into which such Reporting Persons’ Debt Warrants are exchangeable is limited pursuant to the terms of such instruments, to that amount which would result in such Reporting Persons together with their affiliates having beneficial ownership of Shares not exceeding 9.99% of all of the outstanding Shares (the “Conversion Cap”).
(b) Each of the Onshore Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by the Onshore Fund.
Each of the Wavefront Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by the Wavefront Fund.

Each of the Lugard Master Fund, Lugard GP, Luxor Capital Group, Luxor Management, Mr. Green and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by the Lugard Master Fund.
Each of the Offshore Master Fund, the Offshore Feeder Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by the Offshore Master Fund.

(c) The transactions effected by the Reporting Persons in the past 60 days are set forth on Schedule B attached hereto.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
See Items 4 and 5(a) above.
As described in Item 4 above, Jonathan Green serves on the board of directors of the Issuer.  As a result, Mr. Green intends to take an active role in working with the Issuer's management on operational, financial and strategic initiatives.
The Luxor Funds entered into a registration rights agreement with the Issuer pursuant to which they received certain registration rights with respect to the Debt Warrants, the Shares issuable upon exercise of the Debt Warrants and the Shares issuable upon conversion of the Convertibles Notes held by the Luxor Funds.  This registration rights agreement is incorporated herein by reference to the November 2018 8-K.
The Reporting Persons entered into a Conversion Agreement with the Issuer dated as of May 1, 2020 (the “May 2020 Conversion Agreement”).  The May 2020 Conversion Agreement is incorporated herein by reference to the Form 8-K (File No. 001-37788) filed by the Issuer on May 7, 2020.

The Reporting Persons entered in another Conversion Agreement with the Issuer dated as of May 13, 2022 (the “May 2022 Conversion Agreement”). The May 2022 Conversion Agreement is incorporated herein by reference to the Form 8-K (File No. 001-37788) filed by the Issuer on May 17, 2022.
The Reporting Persons entered into another Conversion Agreement with the Issuer dated as of July 22, 2022 (the “July 2022 Conversion Agreement”).  The July 2022 Conversion Agreement is incorporated herein by reference to the Form 8-K (File No. 001-37788) filed by the Issuer on July 25, 2022.
On August 1, 2022, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
99.1 Joint Filing Agreement.
99.2 Powers of Attorney.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	August 1, 2022
LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUGARD ROAD CAPITAL MASTER FUND, LP

By:	Lugard Road Capital GP, LLC General Partner

By:	/s/Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUGARD ROAD CAPITAL GP, LLC

By:	/s/Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:
	Name:	Norris Nissim
	Title:	General Counsel

/s/Norris Nissim
NORRIS NISSIM, as Agent for Jonathan Green

/s/Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

1.	Amber Ramsey Waystone Governance Ltd Suite 5B201, 2nd Floor One Nexus Way, Camana Bay PO Box 2587 Grand Cayman KY1-1103 Cayman Islands
Ms. Ramsey is an employee of Waystone Governance Ltd, a company that provides administrative services to Cayman Islands private investment companies.

2.	T. Glenn Mitchell Maples Fiduciary Services PO Box 1093, Boundary Hall Cricket Square Grand Cayman KY1-1102 Cayman Islands
Mr. Mitchell is an employee of Maples Fiduciary Services, a division of the MaplesFS group.  MaplesFS offers a comprehensive range of fiduciary and administration services to finance vehicles and investment funds.
3.	Christian Leone (See Item 2)

SCHEDULE B
TRANSACTIONS IN THE SECURITIES OF THE ISSUER EFFECTED BY THE REPORTING PERSONS IN THE PAST 60 DAYS
Class of Security	Amount of Securities Purchased/(Sold)	Price ($)	Date of Transactions

LUXOR CAPITAL PARTNERS, LP

Common Stock	(22,103)	$0.2004	5/23/2022
Common Stock	(60,006)	$0.1993	5/27/2022
Common Stock	(118,106)	$0.1879	5/31/2022
Common Stock	(85,445)	$0.1795	6/1/2022
Common Stock	(78,874)	$0.1818	6/2/2022
Common Stock	(48,555)	$0.1751	6/3/2022
Common Stock	(46,933)	$0.1704	6/6/2022
Common Stock	(72,865)	$0.1516	6/7/2022
Common Stock	(60,721)	$0.1554	6/21/2022
Common Stock	(96,676)	$0.1539	6/22/2022
Common Stock	(60,721)	$0.1724	6/24/2022
Common Stock	(60,721)	$0.1621	6/27/2022
Common Stock	(100,980)	$0.1600	6/28/2022
Common Stock	(110,301)	$0.1520	6/29/2022
Common Stock	6,557,850[1]	$0.2500	7/22/2022
LUXOR WAVEFRONT, LP
Common Stock	(5,369)	$0.2004	5/23/2022
Common Stock	(14,576)	$0.1993	5/27/2022
Common Stock	(28,690)	$0.1879	5/31/2022
Common Stock	(20,756)	$0.1795	6/1/2022
Common Stock	(19,160)	$0.1818	6/2/2022
Common Stock	(11,795)	$0.1751	6/3/2022
Common Stock	(11,401)	$0.1704	6/6/2022
Common Stock	(17,700)	$0.1516	6/7/2022
Common Stock	(14,750)	$0.1554	6/21/2022
Common Stock	(23,483)	$0.1539	6/22/2022
Common Stock	(14,750)	$0.1724	6/24/2022
Common Stock	(14,750)	$0.1621	6/27/2022
Common Stock	(24,529)	$0.1600	6/28/2022
Common Stock	(26,794)	$0.1520	6/29/2022
Common Stock	1,593,000[2]	$0.2500	7/22/2022

LUGARD ROAD CAPITAL MASTER FUND, LP

Common Stock	(47,888)	$0.2004	5/23/2022
Common Stock	(130,009)	$0.1993	5/27/2022
Common Stock	(255,891)	$0.1879	5/31/2022
Common Stock	(185,126)	$0.1795	6/1/2022
Common Stock	(170,889)	$0.1818	6/2/2022
Common Stock	(105,200)	$0.1751	6/3/2022
Common Stock	(101,687)	$0.1704	6/6/2022
Common Stock	(157,870)	$0.1516	6/7/2022
Common Stock	(131,558)	$0.1554	6/21/2022
Common Stock	(209,458)	$0.1539	6/22/2022
Common Stock	(131,558)	$0.1724	6/24/2022
Common Stock	(131,558)	$0.1621	6/27/2022
Common Stock	(218,784)	$0.1600	6/28/2022
Common Stock	(238,980)	$0.1520	6/29/2022
Common Stock	14,208,300[3]	$0.2500	7/22/2022

1 Received via conversion of 1,639,462.50 Convertible Notes, converted to Common Stock at a $0.25 conversion price.
2 Received via conversion of 398,250 Convertible Notes, converted to Common Stock at a $0.25 conversion price.
3 Received via conversion of 3,552,075 Convertible Notes, converted to Common Stock at a $0.25 conversion price.

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP
Common Stock	(42,465)	$0.2004	5/23/2022
Common Stock	(42,465)	$0.1993	5/27/2022
Common Stock	(83,582)	$0.1879	5/31/2022
Common Stock	(60,468)	$0.1795	6/1/2022
Common Stock	(55,817)	$0.1818	6/2/2022
Common Stock	(34,361)	$0.1751	6/3/2022
Common Stock	(33,214)	$0.1704	6/6/2022
Common Stock	(51,565)	$0.1516	6/7/2022
Common Stock	(42,971)	$0.1554	6/21/2022
Common Stock	(68,415)	$0.1539	6/22/2022
Common Stock	(42,971)	$0.1724	6/24/2022
Common Stock	(42,971)	$0.1621	6/27/2022
Common Stock	(71,461)	$0.1600	6/28/2022
Common Stock	(78,059)	$0.1520	6/29/2022
Common Stock	4,640,850[4]	$0.2500	7/22/2022

4 Received via conversion of 1,160,212.50 Convertible Notes, converted to Common Stock at a $0.25 conversion price.

EXHIBIT 99.1
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.0001 per share, of Waitr Holdings Inc. dated as of August 1, 2022, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated:	August 1, 2022
LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUGARD ROAD CAPITAL MASTER FUND, LP

By:	Lugard Road Capital GP, LLC General Partner

By:	/s/Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUGARD ROAD CAPITAL GP, LLC

By:	/s/Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/Norris Nissim
NORRIS NISSIM, as Agent for Jonathan Green

/s/Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

EXHIBIT 99.2
POWER OF ATTORNEY
The undersigned hereby makes, constitutes and appoints each of Norris Nissim, Adam Miller and Virgil Alagon as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.
The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the 1934 Act or any other provision of the 1934 Act or the rules promulgated thereunder.
This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of November 6, 2017.
/s/ Christian Leone
ACKNOWLEDGEMENT IN NEW YORK STATE
STATE OF NEW YORK         )
COUNTY OF NEW YORK )
On November 6, 2017 before me, the undersigned personally appeared, Christian Leone, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Clare Rosenbalm
Name: Clare Rosenbalm
Notary Public, State of NY
License #: 01RO6364701
Commission Expires: September 18, 2021

POWER OF ATTORNEY
The undersigned hereby makes, constitutes and appoints each of Norris Nissim, Adam Miller and Virgil Alagon as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.
The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the 1934 Act or any other provision of the 1934 Act or the rules promulgated thereunder.
This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of November 6, 2017.
/s/ Jonathan Green
ACKNOWLEDGEMENT IN NEW YORK STATE
STATE OF NEW YORK         )
COUNTY OF NEW YORK )
On November 6, 2017 before me, the undersigned personally appeared, Jonathan Green, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Clare Rosenbalm
Name: Clare Rosenbalm
Notary Public, State of NY
License #: 01RO6364701
Commission Expires: September 18, 2021